900 G STREET NW

WASHINGTON, D.C. 20001

TELEPHONE: +1-212-455-2000

FACSIMILE: +1-212-455-2502

Direct Dial Number (202) 636-5879	E-mail Address christopher.healey@stblaw.com

September 29, 2023

Via EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Anu Dubey
Ken Ellington

Re:	Carlyle Credit Income Fund
Registration Statement on Form N-2
(File Nos. 333-272426 and 811-22554)

Ladies and Gentlemen:

On behalf of Carlyle Credit Income Fund (the “Fund”), a registered closed-end fund, we hereby provide responses to the comments from the staff (the “Staff”) of the Division of Investment Management of the U.S. Securities and Exchange Commission (the “Commission”) regarding Pre-Effective Amendment No. 3 (“Amendment No. 3”) to the above-referenced shelf registration statement on Form N-2 (the “Registration Statement”) in connection with the registration of the offer and sale from time to time of common shares, preferred shares, subscription rights, and debt securities of the Fund.

For convenience of reference, the Staff’s comments have been reproduced herein. Please note that all page numbers in our responses are references to the page numbers of Amendment No. 3. All capitalized terms used but not defined in this letter have the meanings given to them in Amendment No. 3.

Legal Comment

1.	Please resubmit comment response #9 and revise the second sentence of that response to replace “50/50 joint venture” with “joint venture where the Fund and another party share equal control.”

Response: The Fund respectfully notes that, as discussed with the Staff, it may in the future participate in a joint venture where the Fund and another party share equal control and that such participation would not constitute the Fund having primary control of such vehicle.

Securities and Exchange Commission	September 29, 2023

Accounting Comment

2.

Please ensure that the financial highlights present ten years per the instructions of form N-2. It is noted that the Registration Statement shows nine full years and the March 31, 2023 semi-annual financial highlights. Please undertake to include fiscal year 2013 in the financial highlights in a post-effective amendment pursuant to Rule 424 of the Securities Act.

Response: In response to the Staff’s comment, the Fund undertakes to file a post-effective amendment to the Registration Statement pursuant to Rule 424 that will include fiscal year 2013 in the financial highlights.

Please call me (202-636-5879) or Jonathan Pacheco (202-636-5876) or with any questions you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Christopher P. Healey
Christopher P. Healey

cc:	Rajib Chanda, Simpson Thacher & Bartlett LLP

Jonathan Pacheco, Simpson Thacher & Bartlett LLP

2